TASEKO ANNOUNCES MULTILATERAL INSTRUMENT 62-104 EARLY WARNING REPORT FILING

October 6, 2015, Vancouver, BC - Taseko (TSX: TKO; NYSE MKT: TGB) (the "Company") announces that it has acquired 12,426,757 common shares of Yellowhead Mining Inc. (“Yellowhead”) at a cost of $0.045 per share pursuant to a rights offering.

Prior to the rights offering, Taseko held 10,469,507 shares of Yellowhead representing approximately 10.6% of Yellowhead’s issued and outstanding shares. As a result of its participation in this rights offering, Taseko now holds a total of 22,896,264 shares of Yellowhead, representing approximately 18.5% of Yellowhead’s issued and outstanding shares. All of these shares of Yellowhead are held directly by Taseko and are being held for investment purposes. Taseko may in the future take such actions in respect of its Yellowhead shares as it deems appropriate in light of the market circumstances then existing, including the potential purchase of additional shares of Yellowhead through open market purchases or privately negotiated transactions, or the sale of all or portion of such holdings in the open market or in privately negotiated transactions to one or more purchasers.

There are no persons acting jointly or in concert with Taseko with respect to Taseko’s shareholdings in Yellowhead, nor has Taseko entered into any agreements in respect of its shareholdings in Yellowhead with any person with which Taseko acts jointly or in concert.

This news release is issued pursuant to Multilateral Instrument 62-104 of the Canadian Securities Administrators, which also requires a report to be filed with the British Columbia, Alberta and Ontario Securities Commissions, and with other Provincial Securities Commissions in Canada, containing information with respect to the foregoing matters. To obtain a copy of the subject report, please go to Yellowhead’s profile on the SEDAR website (www.sedar.com).

For further information on Taseko, please see the Company’s website www.tasekomines.com or contact:

Brian Bergot, Vice President, Investor Relations - 778-373-4533 or toll free 1-877-441-4533

Russell Hallbauer
President and CEO

No regulatory authority has approved or disapproved of the information contained in this news release.

CAUTION REGARDING FORWARD-LOOKING INFORMATION

  This document contains “forward-looking statements” that were based on Taseko’s expectations, estimates and projections as of the dates as of which those statements were made. Generally, these forward-looking statements can be identified by the use of forward-looking terminology such as “outlook”, “anticipate”, “project”, “target”, “believe”, “estimate”, “expect”, “intend”, “should” and similar expressions.
  Forward-looking statements are subject to known and unknown risks, uncertainties and other factors that may cause the Company’s actual results, level of activity, performance or achievements to be materially different from those expressed or implied by such forward-looking statements. These included but are not limited to:
  uncertainties and costs related to the Company’s exploration and development activities, such as those associated with continuity of mineralization or determining whether mineral resources or reserves exist on a property;
  uncertainties related to the accuracy of our estimates of mineral reserves, mineral resources, production rates and timing of production, future production and future cash and total costs of production and milling;
  uncertainties related to feasibility studies that provide estimates of expected or anticipated costs, expenditures and economic returns from a mining project;
  uncertainties related to the ability to obtain necessary licenses permits for development projects and project delays due to third party opposition;
  uncertainties related to unexpected judicial or regulatory proceedings;
  changes in, and the effects of, the laws, regulations and government policies affecting our exploration and development activities and mining operations, particularly laws, regulations and policies;

  changes in general economic conditions, the financial markets and in the demand and market price for copper, gold and other minerals and commodities, such as diesel fuel, steel, concrete, electricity and other forms of energy, mining equipment, and fluctuations in exchange rates, particularly with respect to the value of the U.S. dollar and Canadian dollar, and the continued availability of capital and financing;
  the effects of forward selling instruments to protect against fluctuations in copper prices and exchange rate movements and the risks of counterparty defaults, and mark to market risk;
  the risk of inadequate insurance or inability to obtain insurance to cover mining risks;
  the risk of loss of key employees; the risk of changes in accounting policies and methods we use to report our financial condition, including uncertainties associated with critical accounting assumptions and estimates;
  environmental issues and liabilities associated with mining including processing and stock piling ore; and
  labour strikes, work stoppages, or other interruptions to, or difficulties in, the employment of labour in markets in which we operate mines, or environmental hazards, industrial accidents or other events or occurrences, including third party interference that interrupt the production of minerals in our mines.
  For further information on Taseko, investors should review the Company’s annual Form 40-F filing with the United States Securities and Exchange Commission www.sec.com and home jurisdiction filings that are available at www.sedar.com.